

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 5, 2015

Via Email
William Annett
Chief Executive Officer
OncoCyte Corporation
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

> **Re:** **OncoCyte Corporation**
> **Form 10-12G**
> **Filed October 7, 2015**
> **File No. 000-55525**

Dear Mr. Annett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should consider withdrawing the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments. Please note, we will continue to review your filing until all of our comments have been addressed.

Industry and Market Data, page 2

2. You state certain industry and market data contained in this information statement has not been "independently verified" and "you make no representation as to the accuracy of such information." Under the federal securities laws, you are responsible for all

information contained within your information statement and you should not include
language that suggests otherwise. Please delete these statements.

Information Statement Summary
Additional Information, page 4

3. We note your disclosure that you are an emerging growth company. Please provide a
brief description of the various exemptions available to you as an emerging growth
company.

Summary of Distribution
Management of OncoCyte, page 6

4. You state that one of the reasons for the distribution is to permit the management team of
each company to focus on its own strategic and operational priorities. We also note your
disclosure here that "OncoCyte will have its own executive officers, *some of whom will
continue to serve as executive officers of BioTime*" (emphasis added). Please explain
how this is consistent with the objectives of the spin-off.

Amendment or Cancellation of the Distribution, page 6

5. Please disclose what notification, if any, you will provide to stockholders should the
board of directors terminate the distribution, change the Distribution Date, change the
record date, or amend or modify the terms.

Risks Related to Our Business Operations
If we fail to meet our obligations under license agreements, we may . . . , page 13

6. We note your disclosure that your business will "depend on several critical technologies
that we plan to license from third parties." Please expand your disclosure to provide
additional information regarding these technologies and describe your plans to obtain
these technologies with more specificity. Please also add a risk factor describing the
risks to your business if you do not obtain any one of these "critical" technologies.

Manner of Effecting the Distribution, page 28

7. We note that for OncoCyte common stock that cannot be lawfully distributed to BioTime
shareholders residing in certain states or foreign countries, "the distribution agent will
sell those OncoCyte shares in the open market at prevailing prices and distribute the
aggregate cash proceeds of the sales . . . pro rata to each holder of BioTime common
shares who resides in the Excluded Jurisdictions." Please advise us as to how and when
you intend to register the distribution and sale of such shares by OncoCyte.
Alternatively, if you believe there is a valid exemption from the Securities Act of 1933,

please provide a reasonably detailed analysis of how this exemption applies to your facts and circumstances.

Additionally, please tell us how you have determined that the distribution is pro rata, despite your plans to make in lieu of cash payments to BioTime shareholders residing in certain states of foreign countries.

8. Please disclose which states or foreign countries are Excluded Jurisdictions. If this has not yet been determined, please disclose when you will make such a determination and how shareholders will be notified if they reside in an Excluded Jurisdiction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 39

9. Regarding your assertion that you likely will need additional capital to finance your operations, disclose the anticipated timing and amount of capital you will need, and describe what that capital would be used for in more specificity than "to finance our operations."

Business, page 40

10. We note disclosure in BioTime's 10-K that OncoCyte is a party to a license agreement with Sanford-Burnham Medical Research Institute. Additionally, we note your description of these assets in footnote 3 to the financial statements. Please describe the material terms of this agreement and file the agreement as an exhibit to your Form 10-12G. Alternatively, if you believe the agreement is no longer material to your business, provide us with an analysis supporting your conclusion.

Breast Cancer Diagnostic Tests, page 49

11. Please provide narrative disclosure explaining the graphic on page 49. As currently presented, it is not clear what the graphic is intended to represent.

Sponsored Research Agreement with The Wistar Institute of Anatomy and Biology, page 54

12. Please describe your payment obligations under your SRA with Wistar and file the agreement as an exhibit or provide your analysis supporting your conclusion that it is not a required exhibit.

Patent and Trade Secrets, page 56

13. We note your disclosure regarding your patents and patent applications. Please clearly disclose:
    - whether the patents are owned or licensed from third parties;

- applicable jurisdictions where patents are issued or where patent applications are pending;
- type of patent protection such as composition of matter, use or process;
- and expected expiration dates for your patents and patent applications in each of (1) the U.S. and (2) foreign jurisdictions, as a group.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Accounting for BioTime shares, page F-10

14. Please explain to us how ASC 805-50 precludes gain or loss recognition for your sales of BioTime shares. In this regard, the transaction does not appear to be covered by those listed in ASC850-50-15-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall at (202) 551-3105 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance